September 26, 2008

Mail Stop 3720

Ms. Christine B. Adams
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Subject:   China Crescent Enterprises, Inc. (the "Company")
           Form 10-KSB for the fiscal year ended December 31, 2007 Filed April 1, 2008

           Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 and June 30, 2008
           File No. 0-14306

Dear Ms. Adams:

           This letter is in response to your comments dated September 8, 2008 on the above-referenced SEC filings (the "Filings") on behalf of China Crescent Enterprises, Inc. (the "Company"). Below are the responses to the queries raised therein. We acknowledge that:

   o We are responsible for the accuracy and adequacy of the disclosure in our filings.
   o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
   o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We have replied on a comment by comment basis, with each response following a repetition of your letter's original question to which it applies. Comment numbers refer to the numbers set forth in your letter.



Form 10-KSB for the Year Ended December 31, 2007
------------------------------------------------


                              14860 Montfort Drive
                                    Suite 210
                                Dallas, TX 75254
                   Tel: # (972) 386-3372 Fax # (214) 853-5929

Page 2                                                        September 26, 2008



Note 2. Revenue Recognition, page F-5
-------------------------------------

1. The Company's Chief Executive Officer is currently in China at our Ningbo office assembling the necessary reports in order to respond to this issue. It is our intention to file the response to this item not later than Wednesday, October 1, 2008.

Form 10-QSB for the Three Months Ended March 31, 2008 and the Six Months Ended
------------------------------------------------------------------------------
June 30, 2008
-------------

2. The Company acknowledges that we do not meet the definition of a "smaller reporting company" as defined in Item 10(f) of Regulation S-K because we are a majority-owned subsidiary of a parent company that does not meet the definition of a smaller reporting company. The company will file all future quarterly and annual reports with the SEC in compliance with Regulation S-K as a "non-accelerated filer".


Please contact me if you have any questions.


Sincerely,


/s/ Philip J. Rauch
-------------------

Philip J. Rauch
Chief Financial Officer